UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, January 12th , 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco Announces Change in the Chairmanship of the Board of Executive Officers

     The Board of Directors of Banco Bradesco S.A., in meeting held on this date, in compliance with the best corporate governance practices, approved the appointment of the name of Mr. Luiz Carlos Trabuco Cappi made by its Chairman Mr. Lázaro de Mello Brandão, in order to succeed Mr. Márcio Artur Laurelli Cypriano in the Chairmanship of the Board of Executive Officers and also to be part of the Board of Directors.

     Mr. Márcio Artur Laurelli Cypriano, by reaching the limit age set forth in the Bank’s Bylaws for the position, will not be able to have his term of office renewed, after 10 years of useful management.

     He will perform his current term of office, which will take effect until the first Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2009, set forth for next month of March.

     As a Member of the Board of Directors, he will continue contributing with his services in that Body.

     The appointed person to succeed him, Mr. Luiz Carlos Trabuco Cappi, Vice-President Director of the Bank and Chief Executive Officer of the Grupo Bradesco de Seguros e Previdência, is an expert professional that has acted in several areas of Bradesco Organization, where he has been working since April 1969 and he must be elected for the position in the Meeting of the Board of Directors aforementioned. His name, which is also appointed to occupy one of the two existing positions in the Board of Directors, will be appreciated by the shareholders in the next Annual Shareholders’ Meeting.

     His personal merits are recognized among his workmates and will deserve, from them, all distinction, keeping the continuity and renewal line, which will be fundamental to ensure the Bank’s important position in the national and international financial scenario.

     This decision reaffirms the commitment of the Bank’s Management in relation to the businesses development, in the search for results jointly with sustainability and continuous determination to increase the value for the shareholders and the Company.

Following, the profile of Mr. Luiz Carlos Trabuco Cappi:

Born on October 6, 1951, in Marília, State of São Paulo. Graduated in Philosophy from the School of Philosophy, Sciences and Literature of São Paulo.

He began his professional activities in Bradesco in April 1969. He held all positions of the hierarchical scale of a bank. In January 1984 he was elected a Department Director, in March 1998 a Managing Director, and in March 1999 an Executive Vice President, position currently held.

Since March 2003 he holds the position of Chief Executive Officer of Bradesco Seguros S.A., and held cumulatively, the position of Member of the Board of Directors from March 1999 to March 2005.

He also participates in the Administration of other Companies of Bradesco Organization. He is Member of the Managing Body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of the Foundation Institute for Digestive System and Nutrition Diseases (FIMADEN).

Besides these activities, he is President of the Supplementary Health National Federation – FENASAÚDE, Member of Honorable Council ANSP – National Academy of Insurance and Plan Association, Member of the Consultive Council of APTS - São Paulo Association of Insurance Technicians and Member of the Supplementary Health Studies Institute (IESS), Member of the Superior Board and Executive Vice-President of the Federação Nacional das Empresas de Seguros Privados e de Capitalização – FENASEG, and Effective Representative in Financial System National Confederation (CONSIF), and Effective Member of the Association Internationale pour I’Etude de I”Economie de I’Assurance – Association de Genève, Genebra, Suíça.

He was a Sector Officer of the Brazilian Association of Sales Managers (ADVB), Chief Executive Officer of the National Private Pension Plan Association (ANAPP), Member of the Managing Council of the Brazilian Association of Publicly-Held Companies (ABRASCA) and of Rio de Janeiro Commercial Association, Member of the Board of Directors of the Companhia Siderúrgica Belgo-Mineira, Marketing Sector Officer and Member of the National Council of Bank Ethics (CONEB) of the Brazilian Federation of Bank Association (FEBRABAN), Member of the Internacional Affairs Committee of the Superintendência de Seguros Privados - SUSEP, and Chief Executive Officer of the Marketing and Captation Committee of the Brazilian Association of Housing Loan and Savings Entities (ABECIP).

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.